UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) convened on October 22, 2026, at 9:30 A.M., Eastern Time (October 22, at 9:30 P.M., local time), at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China, the shareholders of the Company adopted resolutions approving all of the seven proposals considered at the Meeting. A total of 8,688,443 votes, including 1,637,443 Class A ordinary shares, par value $1.50 per share of the Company, each of which is entitled to one (1) vote per share (the “Class A Ordinary Shares”), and 70,510 Class B ordinary shares, par value US$1.50 per share of the Company, each of which is entitled to one hundred (100) votes per share (the “Class B Ordinary Shares”), respectively, as of October 5, 2026, the record date, were outstanding. There were present in person or by proxy 891,489.93 Class A Ordinary Shares and 66,667 Class B Ordinary Shares entitled to vote at the Meeting, which represents 56.100% of the outstanding shares carrying the right to vote at the Meeting, and 86.991% of the votes that may be cast at the Meeting. The results of the votes were as follows.

1.	Proposal One – Approval of Migration

It is resolved, as a special resolution, that:

(a)	the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)	upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)	the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.

	For	Against	Withheld/ Abstained
Class A Ordinary Shares	888,049.70	3,286.53	110.50
Class B Ordinary Shares	66,667.00	-	-
Total votes	7,554,749.70	3,286.53	110.50
Percentage of votes:	99.955%	0.043%	0.001%

2.	Proposal Two – Approval of Adjournment

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/ Abstained
Class A Ordinary Shares	886,907.00	4,157.73	425.20
Class B Ordinary Shares	66,667.00	-	-
Total votes	7,553,607.00	4,157.73	425.20
Percentage of votes:	99.939%	0.055%	0.006%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: October 27, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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